Exhibit 7

A capital increase for the CEB:

Decision to increase own funds from € 4.9 to € 6.8 billion

Paris, 7 February 2011:

Following a recommendation by the Administrative Council, the Governing Board has approved the Institution’s 6th capital increase. If all the CEB’s Member States subscribe to the capital increase, the subscribed capital will rise from € 3.3 to a maximum of € 5.5 billion (representing a 67% increase), accompanied by the incorporation of € 246 million from the reserves in the form of paid-in capital and without any disbursement on the part of the Member States. The percentage share of paid-in capital will remain unchanged at 11.19% of the subscribed capital.

The CEB’s own funds (capital plus reserves) would thus increase from € 4.9 to € 6.8 billion (representing a 40% increase) as of the end of the subscription period, which should occur some time between 31 December 2011 and 30 June 2012, depending on how quickly the Member States exercise their subscription rights.

This strengthening of the Bank’s financial structure illustrates the strong shareholder support it enjoys and, combined with adherence to a strict risk management policy, will enable it to mobilise additional means of action, in particular in favour of the least advantaged Member States, in accordance with the Development Plan for 2010-2014. An assessment regarding the adequacy of the Bank’s level of capital in light of its activity is scheduled to be carried out during 2014.

Press contact: Armelle de La Jugannière - Tel: +33 (0)1 47 55 55 53	www.coebank.org